PRINCIPAL SUBSIDIARIES
Principal Subsidiaries(1)

As at October 31, 2006 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$121

BNSII Group	Toronto, Ontario	$9,115
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Maple Trust Company	Toronto, Ontario	$232

National Trustco Inc.	Toronto, Ontario	$472
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$60

Scotia Capital Inc.	Toronto, Ontario	$257

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$10

Scotia Life Insurance Company	Toronto, Ontario	$79

Scotia Mortgage Corporation	Toronto, Ontario	$235

Scotia Mortgage Investment Corporation	St. John’s, Newfoundland	$54

Scotia Securities Inc.	Toronto, Ontario	$490

Scotiabank Capital Trust(2)	Toronto, Ontario	$8

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$144

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$7,323
BNS International (Barbados) Limited	Warrens, Barbados
Corporacion Interfin	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$299

Grupo Financiero Scotiabank, S.A. de C.V. (97%)	Mexico, D.F., Mexico	$1,892

Nova Scotia Inversiones Limitada	Santiago, Chile	$408
Scotiabank Sud Americano, S.A. (99%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(3)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$618
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$201

Scotiabank El Salvador, S.A. (99%)	San Salvador, El Salvador	$332

Scotiabank Europe plc	London, England	$2,138

Scotiabank Peru, S.A. (77.6%)	Lima, Peru	$467

Scotiabank Trinidad & Tobago Limited (51%)	Port of Spain, Trinidad	$136

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
132     2006 SCOTIABANK ANNUAL REPORT